FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 30, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2025 First Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2025 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, April 30, 2025. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2025 in comparison with its results for the quarter ended March 31, 2024.

Summary of 2025 First Quarter Results

(Comparison with fourth and first quarter of 2024)

	1Q 2025	4Q 2024		1Q 2024
Net sales ($ million)	2,922	2,845	3%	3,442	(15%)
Operating income ($ million)	550	558	(2%)	812	(32%)
Net income ($ million)	518	519	0%	750	(31%)
Shareholders’ net income ($ million)	507	516	(2%)	737	(31%)
Earnings per ADS ($)	0.94	0.94	0%	1.27	(26%)
Earnings per share ($)	0.47	0.47	0%	0.64	(26%)
EBITDA* ($ million)	696	726	(4%)	987	(29%)
EBITDA margin (% of net sales)	23.8%	25.5%		28.7%

*EBITDA in the fourth quarter of 2024 included a $67 million gain from the partial reversal of a provision for the ongoing litigation related to the acquisition of a participation in Usiminas. If this charge was not included EBITDA would have amounted to $659 million, or 23.2% of sales.

In the first quarter, our sales were buoyed by seasonal volumes in Canada and higher onshore sales in the USA while our average selling price declined. This was due to market and product mix effects with lower sales of OCTG premium products in Mexico, Turkey and Saudi Arabia and lower sales of seamless line pipe for offshore projects. On a comparable basis our EBITDA rose 6% and net income remained in line with the results of the previous quarter.

During the quarter, free cash flow amounted to $647 million following a reduction in working capital of $224 million. After spending $237 million on share buybacks, our net cash position increased to $4.0 billion at March 31, 2025.

Market Background and Outlook

Oil and gas drilling activity has been stable in most parts of the world so far this year. Over the last month, however, the outlook for oil demand and prices has changed with a decline in expectations for global economic growth and the announcement by OPEC+ that it would increase production. Oil and gas companies are likely to adjust their investment plans over the short term in response to a lower oil and gas price environment while maintaining their medium and long term plans for development of major projects.

US OCTG reference prices have continued to increase following the extension of tariffs to imports of all steel products. These and further increases should offset much of the impact of the tariffs and higher steel and scrap purchase costs on our US operations.

For the second quarter, we expect our sales to show a small increase as our average selling price recovers and volumes remain close to the level of the first quarter and our EBITDA margin should be in line with the first quarter.

Analysis of 2025 First Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	1Q 2025	4Q 2024		1Q 2024
Seamless	775	748	4%	777	0%
Welded	212	164	29%	269	(21%)
Total	987	913	8%	1,046	(6%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	1Q 2025	4Q 2024		1Q 2024
Net sales ($ million)
North America	1,244	1,131	10%	1,590	(22%)
South America	552	595	(7%)	617	(11%)
Europe	208	341	(39%)	253	(17%)
Asia Pacific, Middle East and Africa	761	629	21%	833	(9%)
Total net sales ($ million)	2,765	2,695	3%	3,292	(16%)
Services performed on third party tubes ($ million)	101	93	9%	192	(47%)
Operating income ($ million)	514	533	(4%)	785	(35%)
Operating margin (% of sales)	18.6%	19.8%		23.9%

Net sales of tubular products and services increased 3% sequentially and decreased 16% year on year. Volumes sold increased 8% sequentially while average selling prices decreased 5% due principally to product and market mix effects. In North America sales increased as higher seasonal sales in Canada and higher sales to US Rig Direct® customers more than outweighed a further steep decline in sales in Mexico. In South America sales declined due to lower shipments to the Raia offshore project and lower prices in Argentina. In Europe, following a quarter with an exceptionally high level of sales, sales declined to a more stable level. In Asia Pacific, Middle East and Africa sales increased due to higher sales in the UAE, shipments of welded pipes for a pipeline in Saudi Arabia, and sales of line pipe for a gas processing plant in Africa.

Operating results from tubular products and services amounted to a gain of $514 million in the first quarter of 2025 compared to a gain of $533 million in the previous quarter and a gain of $785 million in the first quarter of 2024. Operating income in the fourth quarter of 2024 included a $67 million gain from the partial reversal of a provision for the ongoing litigation related to the acquisition of a participation in Usiminas. Excluding this gain Tubes operating income would have amounted to $467 million (17.3% of sales) in the fourth quarter of 2024. On a comparable basis, margins improved as the decline in average selling prices was offset by lower costs due to higher utilization of production capacity and lower raw materials and variable costs.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	1Q 2025	4Q 2024		1Q 2024
Net sales ($ million)	157	150	5%	150	4%
Operating income ($ million)	36	25	44%	26	38%
Operating margin (% of sales)	23.1%	16.8%		17.5%

Net sales of other products and services increased 5% sequentially and increased 4% year on year. Sequentially, sales increased mainly due to higher sales of sucker rods and oil services in Argentina.

Selling, general and administrative expenses, or SG&A, amounted to $457 million, or 15.6% of net sales, in the first quarter of 2025, compared to $446 million, or 15.7% in the previous quarter and $508 million, or 14.8% in the first quarter of 2024. Sequentially, the increase in SG&A is mainly due to higher shipment costs partially offset by a decrease in taxes, provisions and others.

Other operating results amounted to a gain of $6 million in the first quarter of 2025, compared to a gain of $81 million in the previous quarter and a $12 million gain in the first quarter of 2024. The fourth quarter of 2024 included a $67 million gain from the partial reversal of a provision for the ongoing litigation related to the acquisition of a participation in Usiminas.

Financial results amounted to a gain of $35 million in the first quarter of 2025, compared to a gain of $48 million in the previous quarter and a loss of $25 million in the first quarter of 2024. Financial result of the quarter is mainly attributable to a $67 million net finance income from the net return of our portfolio investments offset by net foreign exchange losses of $15 million and $16 million in fees paid in connection with the collection of $242 million from Pemex.

Equity in earnings of non-consolidated companies generated a gain of $14 million in the first quarter of 2025, compared to a gain of $35 million in the previous quarter and a gain of $48 million in the first quarter of 2024. These results are mainly derived from our participation in Ternium (NYSE:TX). During the fourth quarter of 2024 the result from Ternium´s investment included a $43 million gain from the partial reversal of a provision for the ongoing litigation related to the acquisition of a participation in Usiminas, while in the first quarter of 2025 it includes a $5 million loss related to the same ongoing litigation.

Income tax charge amounted to $81 million in the first quarter of 2025, compared to $123 million in the previous quarter and $85 million in the first quarter of 2024. The quarter income tax charge reflects the positive net effect from foreign exchange rate movements and inflation adjustments on deferred tax assets and liabilities, mainly in Argentina, and the recognition of other deferred tax assets.

Cash Flow and Liquidity of 2025 First Quarter

Net cash generated by operating activities during the first quarter of 2025 was $821 million, compared to $492 million in the previous quarter and $887 million in the first quarter of 2024. During the first quarter of 2025 cash generated by operating activities includes a net working capital reduction of $224 million.

With capital expenditures of $174 million, our free cash flow amounted to $647 million during the quarter. Following share buybacks of $237 million in the quarter, our net cash position increased to $4.0 billion at March 31, 2025.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on May 1, 2025, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/gu6ip3ag/

If you wish to participate in the Q&A session please register at the following link:

https://register-conf.media-server.com/register/BIf49770ff47c94e2587121e780b6acb85

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at: ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2025	2024
	Unaudited
Net sales	2,922,212	3,441,544
Cost of sales	(1,920,855)	(2,134,052)
Gross profit	1,001,357	1,307,492
Selling, general and administrative expenses	(457,065)	(508,132)
Other operating income	11,788	16,024
Other operating expenses	(6,167)	(3,720)
Operating income	549,913	811,664
Finance Income	78,444	56,289
Finance Cost	(11,745)	(20,583)
Other financial results, net	(31,441)	(60,468)
Income before equity in earnings of non-consolidated companies and income tax	585,171	786,902
Equity in earnings of non-consolidated companies	14,035	48,179
Income before income tax	599,206	835,081
Income tax	(81,342)	(84,856)
Income for the period	517,864	750,225

Attributable to:
Shareholders' equity	506,931	736,980
Non-controlling interests	10,933	13,245
	517,864	750,225

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2025		At December 31, 2024
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,183,251		6,121,471
Intangible assets, net	1,359,463		1,357,749
Right-of-use assets, net	147,606		148,868
Investments in non-consolidated companies	1,574,156		1,543,657
Other investments	1,014,502		1,005,300
Deferred tax assets	838,912		831,298
Receivables, net	197,411	11,315,301	205,602	11,213,945
Current assets
Inventories, net	3,519,237		3,709,942
Receivables and prepayments, net	174,294		179,614
Current tax assets	360,416		332,621
Contract assets	51,736		50,757
Trade receivables, net	1,842,313		1,907,507
Derivative financial instruments	4,083		7,484
Other investments	2,581,761		2,372,999
Cash and cash equivalents	770,208	9,304,048	675,256	9,236,180
Total assets		20,619,349		20,450,125
EQUITY
Shareholders' equity		17,164,683		16,593,257
Non-controlling interests		231,994		220,578
Total equity		17,396,677		16,813,835
LIABILITIES
Non-current liabilities
Borrowings	7,437		11,399
Lease liabilities	91,148		100,436
Deferred tax liabilities	472,789		503,941
Other liabilities	300,116		301,751
Provisions	68,969	940,459	82,106	999,633
Current liabilities
Borrowings	345,183		425,999
Lease liabilities	54,061		44,490
Derivative financial instruments	1,945		8,300
Current tax liabilities	304,019		366,292
Other liabilities	377,238		585,775
Provisions	139,965		119,344
Customer advances	228,086		206,196
Trade payables	831,716	2,282,213	880,261	2,636,657
Total liabilities		3,222,672		3,636,290
Total equity and liabilities		20,619,349		20,450,125

Consolidated Condensed Interim Statement of Cash Flows

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2025	2024
	(Unaudited)
Cash flows from operating activities
Income for the period	517,864	750,225
Adjustments for:
Depreciation and amortization	146,406	175,442
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	9,877	—
Income tax accruals less payments	(54,133)	(29,222)
Equity in earnings of non-consolidated companies	(14,035)	(48,179)
Interest accruals less payments, net	(8,423)	11,938
Changes in provisions	(2,393)	1,545
Changes in working capital	223,817	(9,548)
Others, including net foreign exchange	2,020	34,776
Net cash provided by operating activities	821,000	886,977

Cash flows from investing activities
Capital expenditures	(173,838)	(172,097)
Changes in advances to suppliers of property, plant and equipment	12,916	2,952
Loan to joint ventures	(1,359)	(1,354)
Proceeds from disposal of property, plant and equipment and intangible assets	900	5,412
Changes in investments in securities	(225,636)	(759,667)
Net cash used in investing activities	(387,017)	(924,754)

Cash flows from financing activities
Changes in non-controlling interests	—	1,120
Acquisition of treasury shares	(237,188)	(311,064)
Payments of lease liabilities	(14,655)	(16,768)
Proceeds from borrowings	347,570	829,947
Repayments of borrowings	(429,126)	(754,078)
Net cash used in financing activities	(333,399)	(250,843)

Increase (decrease) in cash and cash equivalents	100,584	(288,620)

Movement in cash and cash equivalents
At the beginning of the period	660,798	1,616,597
Effect of exchange rate changes	(2,430)	(4,921)
Increase (decrease) in cash and cash equivalents	100,584	(288,620)
At March 31,	758,952	1,323,056

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals).

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2025	2024
Income for the period	517,864	750,225
Income tax charge	81,342	84,856
Equity in earnings of non-consolidated companies	(14,035)	(48,179)
Financial Results	(35,258)	24,762
Depreciation and amortization	146,406	175,442
EBITDA	696,319	987,106

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2025	2024
Net cash provided by operating activities	821,000	886,977
Capital expenditures	(173,838)	(172,097)
Free cash flow	647,162	714,880

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At March 31,
	2025	2024
Cash and cash equivalents	770,208	1,323,350
Other current investments	2,581,761	2,248,863
Non-current investments	1,007,444	976,206
Current borrowings	(345,183)	(608,278)
Non-current borrowings	(7,437)	(28,122)
Net cash / (debt)	4,006,793	3,912,019

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365.

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At March 31,
	2025	2024
Inventories	3,519,237	3,911,719
Trade receivables	1,842,313	2,303,293
Customer advances	(228,086)	(239,342)
Trade payables	(831,716)	(1,041,434)
Operating working capital	4,301,748	4,934,236
Annualized quarterly sales	11,688,848	13,766,176
Operating working capital days	134	131